MORGAN STANLEY
                                 SPECTRUM SERIES







        December 2006
        Monthly Report










This Monthly Report supplements the Spectrum Funds' Prospectus dated May 1, 2006 and the Prospectus Supplement dated January 18, 2007.










                                                        Issued: January 31, 2007


[Morgan Stanley Logo]

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 HISTORICAL FUND PERFORMANCE
--------------------------------------------------------------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                              1991    1992    1993   1994   1995    1996   1997   1998   1999    2000    2001    2002    2003   2004
FUND ......................      %     %        %     %       %      %       %      %      %      %       %       %       %      %
Spectrum Currency .........     --      --      --    --      --     --      --     --     --    11.7    11.1    12.2    12.4  (8.0)
............................                                                                    (6 mos.)
Spectrum Global Balanced ..     --      --      --  (1.7)   22.8   (3.6)   18.2   16.4    0.8     0.9    (0.3)  (10.1)    6.2  (5.6)
.. .........................                        (2 mos.)
Spectrum Select ...........   31.2   (14.4)   41.6  (5.1)   23.6    5.3     6.2   14.2   (7.6)    7.1     1.7    15.4     9.6  (4.7)
............................ (5 mos.)
Spectrum Strategic ........     --    --      --     0.1    10.5   (3.5)    0.4    7.8   37.2   (33.1)   (0.6)    9.4    24.0   1.7
............................                       (2 mos.)
Spectrum Technical ........     --    --      --    (2.2)   17.6   18.3     7.5   10.2   (7.5)    7.8    (7.2)   23.3    23.0   4.4
............................                       (2 mos.)

                                           INCEPTION-  COMPOUND
                                            TO-DATE   ANNUALIZED
FUND .....................    2005    2006   RETURN    RETURN
Spectrum Currency ........      %       %        %        %
.. ........................   (18.3)   (3.4)    13.8      2.0
Spectrum Global Balanced .
.. ........................     4.2     2.4     56.0      3.7
Spectrum Select ..........
.. ........................    (5.0)    5.9    190.6      7.2
Spectrum Strategic .......
.. ........................    (2.6)   20.9     71.5      4.5
Spectrum Technical .......
                              (5.4)    5.4    135.7      7.3

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

 330 Madison Avenue, 8th Floor
 New York, NY 10017
 Telephone (212) 905-2700

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
DECEMBER 2006

Dear Limited Partner:

   The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of December 31, 2006 was as follows:

FUND                         N.A.V.      % CHANGE FOR MONTH
------------------------------------------------------------
Spectrum Currency           $11.38                 2.19%
------------------------------------------------------------
Spectrum Global Balanced    $15.60                -0.86%
------------------------------------------------------------
Spectrum Select             $29.06                 0.22%
------------------------------------------------------------
Spectrum Strategic          $17.15                 2.49%
------------------------------------------------------------
Spectrum Technical          $23.57                 3.10%
------------------------------------------------------------

   Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

   The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

   On January 11, 2007, the General Partner received notice from John W. Henry & Company, Inc. ("JWH") of the following management changes:

   Dr. Mark S. Rzepczynski is no longer the president, the chief investment officer, or a principal of JWH.

   Mr. Kenneth S. Webster, CPA is the president and chief operating officer of JWH.

   Mr. Matthew J. Driscoll is the chief investment officer and director of research of JWH.

   Mr. Michael Flannery is the chief trader of JWH, and is a principal of JWH.

   Mr. Flannery joined JWH in November 1997 and has served as trading desk manager since January 1998. Mr. Flannery began his career in 1987 with Refco, Inc., where he held positions of increasing responsibility in research, operational systems development and brokerage services until late 1990. From late 1990 until May 1994, he was co-founder, president and head trader of MTF Ltd., a 24-hour trading operation that was responsible for the execution and implementation of multiple trading systems for a high net worth investor. From May 1994 until January 1995, he was partner and head trader for Lindahl & Flannery Capital Management, a diversified futures portfolio manager that was based on the proprietary trading disciplines developed by partner John Lindahl. Prior to joining JWH in late 1997, Mr. Flannery was a Vice President and Operations Manager at Refco Institutional Management (RIM), which provided brokerage services to the commodity trading advisor and hedge fund community. Mr. Flannery received a BA in Sociology and Economics from Yale University in 1987.

   I WOULD ALSO LIKE TO TAKE THIS OPPORTUNITY TO INFORM YOU THAT WE ANTICIPATE SCHEDULE K-1 (FORM 1065) TAX FORMS REPORTING EACH LIMITED PARTNER'S SHARE OF THE PARTNERSHIP INCOME, LOSS, AND DEDUCTIONS FOR CALENDAR YEAR 2006 WILL BE MAILED TO HOLDERS OF NON-IRA ACCOUNTS DURING THE LAST WEEK OF FEBRUARY. SHOULD YOU HAVE AN IRA ACCOUNT AND WISH TO RECEIVE A SCHEDULE K-1 TAX FORM, PLEASE CONTACT YOUR MORGAN STANLEY FINANCIAL ADVISOR.

   Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

   I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.


Sincerely,

/s/ Walter J. Davis

Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------

[THE DATA BELOW REPRESENTS A BAR CHART IN THE PRINTED PIECE]


                            Month ended                YTD ended
                         December 31, 2006         December 31, 2006

Australian dollar                     0                 0.07
British pound                     -0.64                 6.07
Euro                              -0.36                  0.9
Japanese yen                       2.83                -2.29
Swiss franc                        -0.4                -5.95
Minor Currencies                   0.82                 0.76

Note: Reflects trading results only and does not include fees or interest income.

       Minor currencies may include, but are not limited to, the South African rand, Thai baht, Singapore dollar, Mexican peso, New Zealand dollar, Polish zloty, Brazilian real, Norwegian krone, and Czech koruna.

During the month, the Fund experienced gains from short positions in the Japanese yen versus the U.S. dollar, as well as long positions in the New Zealand dollar and South African rand versus the U.S. dollar. These gains were partially offset by losses from long positions in the British pound, Swiss franc, euro, and Norwegian krone versus the U.S. dollar.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------
 (CONTINUED)

Gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the yen moved lower against the U.S. dollar on sentiment that Bank of Japan will not increase interest rates in the near-term. In addition, the value of the Japanese yen weakened relative to the U.S. dollar on news that real Gross Domestic Product in Japan was weaker-than-expected and amid concerns that the Bank of Thailand's decision to impose capital controls would have a wide-ranging effect on the currencies of the Pacific Rim region. Meanwhile, long positions in the New Zealand dollar versus the U.S. dollar experienced gains as the value of the New Zealand dollar strengthened against the U.S. dollar after manufacturing sales figures added to evidence that the New Zealand economy is expanding fast enough to spur the Reserve Bank of New Zealand to raise interest rates in 2007. Finally, additional gains were recorded from long positions in the South African rand versus the U.S. dollar as the value of the South African rand moved higher after consistently strong economic data indicated the economy of South Africa is continuing to expand.

Losses were recorded during the beginning of the month from long positions in the British pound, Swiss franc, euro, and Norwegian krone versus the U.S. dollar as the value of the U.S. dollar moved higher after data showed growth of the U.S. services sector unexpectedly accelerated for a second month in November as lower energy prices spurred consumer spending. Further pressuring the value of the U.S. dollar higher was a report showing the U.S. private-sector added more jobs than expected last month. In addition, the value of the British pound moved lower against the U.S. dollar after a report showed factory production in the U.K. unexpectedly fell in October, while the euro declined against the U.S. dollar after a report showed German manufacturing orders fell in October.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------

[THE DATA BELOW REPRESENTS A BAR CHART IN THE PRINTED PIECE]


                            Month ended                YTD ended
                         December 31, 2006         December 31, 2006

Currencies                    -0.2                       0.19
Interest Rates               -1.53                      -3.41
Stock Indices                 1.33                       5.79
Energies                     -0.18                      -0.85
Metals                        0.14                       1.15
Agriculturals                -0.46                      -0.59

Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund incurred losses in the global interest rate, agricultural, currency, and energy sectors. These losses were partially offset by gains recorded in the global stock index and metals sectors.

Within the global interest rate sector, losses were incurred from long positions in U.S. and Japanese fixed-income futures as prices fell due to strength in the global equity markets. Meanwhile, long positions in British fixed-income futures also resulted in losses as prices moved lower on strong economic data oout of the United Kingdom and indications by the Bank of England that interest rate hikes may continue in 2007.

Within the agricultural markets, long positions in soybean futures experienced losses as prices moved lower after news that exports slumped and favorable weather in the southern Great Plains boosted prospects for the winter crop. Elsewhere, losses were incurred from short positions in live cattle and sugar futures as prices increased due to technically-based buying.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------
 (CONTINUED)

Within the currency sector, losses were recorded from long positions in the euro and the British pound versus the U.S. dollar, as well as outright short positions in the U.S. dollar Index, as the value of the U.S. dollar moved higher after data showed growth of the U.S. services sector unexpectedly accelerated for a second month in November as lower energy prices spurred consumer spending. Further pressuring the value of the U.S. dollar higher was a report showing the U.S. private-sector added more jobs than expected last month.

Within the energy markets, long futures positions in crude oil and its related products resulted in losses as prices weakened amid mild winter temperatures across the U.S. Northeast.

A portion of these losses was offset by gains experienced within the global stock index sector from long positions in European, Australian, and U.S. equity index futures as prices moved higher due to lower energy prices and optimism about the future of the global economy. In addition, European stocks gained on increased merger and acquisition activity in the region, while Australian stock index futures prices increased on speculation that strong commodity prices in 2007 may have a positive effect on the Australian economy. Finally, U.S. equity index futures rose after reports on home sales and consumer confidence suggested that the U.S. economy is still in a period of expansion.

Additional gains were recorded in the metals markets from short positions in copper futures as prices dropped after industrial output unexpectedly fell in the Euro-Zone countries, signaling reduced demand for the metal. Elsewhere in the metals markets, short positions in silver futures experienced smaller gains as prices decreased amid strength in the U.S. dollar.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------

[THE DATA BELOW REPRESENTS A BAR CHART IN THE PRINTED PIECE]


                            Month ended                YTD ended
                         December 31, 2006         December 31, 2006

Currencies                     0.06                     0.03
Interest Rates                -1.55                     1.31
Stock Indices                  1.86                     5.59
Energies                       0.82                    -1.08
Metals                        -0.31                     6.12
Agriculturals                 -0.33                     -1.7

Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the global stock index, energy, and currency sectors. A portion of these gains was offset by losses recorded in the global interest rate, agricultural, and metals sectors.

Within the global stock index sector, long positions in European, Pacific Rim, and U.S. equity index futures experienced gains as prices moved higher due to continued weakness in energy prices and optimism about the future of the global economy. In addition, European stock prices gained on increased merger and acquisition activity in the region, while Pacific Rim stock markets advanced on news that consumer spending continued to pick up in China and Japan, the region's two biggest economies. Additionally, Japanese stock index futures prices rose to their highest level in seven months as the quarterly Tankan survey showed business sentiment in Japan hit a two-year high in December. Finally, U.S. equity index futures rose after strong reports on home sales and consumer confidence suggested the U.S. economy is still in a period of expansion.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------
 (CONTINUED)

Within the energy markets, gains were recorded from short positions in natural gas and crude oil futures as prices weakened on mild winter weather in the U.S. Northeast. Furthermore, natural gas prices were pressured lower by news from the U.S. Department of Energy that domestic supplies were up 12% from a year ago.

Additional gains were experienced in the currency sector from short positions in the Japanese yen versus the U.S. dollar as the value of the yen weakened on investor sentiment that the Bank of Japan may not raise interest rates in the near-future. In addition, the value of the Japanese yen moved lower relative to the U.S. dollar on news that real Gross Domestic Product in Japan was weaker-than-expected and amid concerns that the Bank of Thailand's decision to impose capital controls would have a wide-ranging effect on the currencies of the Pacific Rim region. Elsewhere, long positions in the New Zealand dollar versus the U.S. dollar resulted in gains as the value of the New Zealand dollar strengthened after manufacturing sales figures added to evidence that the New Zealand economy is expanding fast enough to spur the Reserve Bank of New Zealand to raise interest rates in 2007. Smaller gains were experienced from short positions in the Japanese yen relative to the euro and British pound as the value of the Japanese yen moved lower against its major rivals due to the aforementioned reasons.

A portion of these gains was offset by losses incurred within the global interest rate sector from long positions in U.S. fixed-income futures as prices were pressured lower after data indicating strong jobs creation among private-sector employers in November and another survey showed increased confidence in the labor market. Elsewhere, additional losses were recorded from long positions in Japanese interest rate futures as prices fell due to strength in the global equity markets.

Within the agricultural markets, long positions in soybean complex and wheat futures resulted in losses as prices moved lower after news that exports slumped and favorable weather in the southern Great Plains boosted prospects for the winter crop. Elsewhere, losses were experienced from short positions in cotton futures as prices increased due to speculative buying.

Within the metals markets, losses were incurred from long positions in silver futures as prices decreased amid technically-based selling.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------

[THE DATA BELOW REPRESENTS A BAR CHART IN THE PRINTED PIECE]


                            Month ended                YTD ended
                         December 31, 2006         December 31, 2006

Currencies                     1.49                     -0.42
Interest Rates                 -0.5                      2.44
Stock Indices                  1.11                      4.24
Energies                      -0.19                     -0.36
Metals                        -0.36                     22.87
Agriculturals                  1.17                      1.66

Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the currency, agricultural, and global stock index sectors. A portion of these gains was offset by losses recorded in the global interest rate, metals, and energy sectors.

Within the currency sector, gains were recorded from short positions in the Japanese yen versus the U.S. dollar and euro as the value of the yen weakened against its major rivals after news reports indicated that the Bank of Japan will not increase interest rates in the near-future. In addition, the value of the Japanese yen weakened relative to the U.S. dollar on news that real Gross Domestic Product in Japan was weaker-than-expected and amid concerns that the Bank of Thailand's decision to impose capital controls would have a wide-ranging effect on the currencies of the Pacific Rim region. Elsewhere, long positions in the New Zealand dollar versus the U.S. dollar experienced gains as the value of the New Zealand dollar strengthened after manufacturing sales figures added to evidence that the New Zealand economy is expanding fast enough to spur the Reserve Bank of New Zealand to raise interest rates in 2007.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------
 (CONTINUED)

Within the agricultural markets, long positions in corn futures experienced gains as prices moved higher due to an increase in ethanol production and tight inventories. Elsewhere in the agricultural complex, gains were recorded from long positions in cocoa and cotton futures as cocoa prices gained after a breakdown in peace talks between rebels and the government in the Ivory Coast, the world's biggest cocoa producer, while cotton prices rose due to technically-based buying.

Within the global stock index sector, gains were experienced from long positions in Japanese, German, and Hong Kong equity index futures as prices moved higher. Japanese and Hong Kong stock markets advanced on news that consumer spending continued to pick up in China and Japan, the region's two biggest economies. Additionally, Japanese stock index futures prices rose to their highest level in seven months as the quarterly Tankan survey showed business sentiment in Japan hit a two-year high in December. Elsewhere in the global stock index futures markets, German equity prices gained on increased merger and acquisition activity in the Euro-Zone region, as well as better-than-expected Ifo German business sentiment results.

A portion of these gains was offset by losses incurred within the global interest rate sector from long positions in U.S., German, and Japanese fixed-income futures as prices declined during December due to strength in the global equity markets. In addition, U.S. interest rate futures prices declined after data indicating strong jobs creation among private-sector employers in November and another survey showed increased confidence in the labor market, while German fixed-income futures prices moved lower after the European Central Bank lifted the benchmark interest rate to 3.5%.

Within the metals markets, long positions in zinc futures resulted in losses as prices fell on increased speculation that slowing demand may create a production surplus in 2007. Elsewhere, losses were incurred from long positions in gold and silver futures as prices moved lower due to strength in the U.S. dollar.

Within the energy markets, long positions in gasoline futures experienced losses as prices weakened due to mild winter weather in the U.S. Northeast. Additionally, U.S. inventories of gasoline surged during the last week of December according to a U.S. Energy Department report.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------

[THE DATA BELOW REPRESENTS A BAR CHART IN THE PRINTED PIECE]

                            Month ended                YTD ended
                         December 31, 2006         December 31, 2006

Currencies                      1.71                    -1.07
Interest Rates                 -0.27                     0.33
Stock Indices                   2.55                     9.68
Energies                        0.07                    -3.26
Metals                         -0.22                     8.42
Agriculturals                  -0.41                    -2.75

Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains across the global stock index, currency, and energy sectors. These gains were partially offset by losses recorded in the agricultural, global interest rate, and metals sectors.

Within the global stock index sector, long positions in European and Pacific Rim equity index futures experienced gains as prices moved higher due to lower energy prices and optimism about the future of the global economy. European stock prices gained on increased merger and acquisition activity in the region, while Pacific Rim stock markets advanced on news that consumer spending continued to pick up in China and Japan, the region's two biggest economies. Additionally, Japanese stock index futures rose to their highest level in seven months after the quarterly Tankan survey showed business sentiment in Japan hit a two-year high in December. Elsewhere, Australian stock index futures prices increased on speculation that strong commodity prices in 2007 may have a positive effect on the Australian economy.

--------------------------------------------------------------------------------
 MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------
 (CONTINUED)

Within the currency sector, gains were recorded from short positions in the Japanese yen, Swiss franc, and Canadian dollar versus the U.S. dollar as the value of the U.S. dollar moved higher on data indicating strong jobs creation among private sector employers, as well as increased confidence in the U.S. labor market. In addition, the Swiss franc and Japanese yen weakened on investor sentiment that the Swiss National Bank and Bank of Japan may not raise interest rates in the near-future. Furthermore, the value of the Japanese yen moved lower relative to its major rivals on news that real Gross Domestic Product in Japan was weaker-than-expected and amid concerns that the Bank of Thailand's decision to impose capital controls would have a wide-ranging effect on the currencies of the Pacific Rim region. Finally, the value of the Canadian dollar declined on fears that weak retail sales may negatively impact the Canadian economy.

Within the energy markets, short positions in natural gas and crude oil futures resulted in gains as prices moved lower on mild winter temperatures across the U.S. Northeast. Furthermore, natural gas prices were pressured lower by news from the U.S. Department of Energy that domestic supplies were up 12% from a year ago.

A portion of these gains was offset by losses incurred within the agricultural markets from long positions in wheat futures as prices moved lower after news that exports slumped and favorable weather in the southern Great Plains boosted prospects for the winter crop. Elsewhere, losses were experienced from short positions in cotton futures as prices increased due to speculative buying.

Within the global interest rate sector, losses were incurred during the beginning of the month from long positions in U.S. and Canadian fixed-income futures as prices declined after data indicating strong jobs creation among private-sector employers in November and another survey showed increased confidence in the labor market. Elsewhere, long positions in Japanese interest rate futures recorded additional losses as prices fell due to strength in the Japanese equity markets and news of weak demand at an auction of Japanese government bonds.

Within the metals markets, long positions in gold and silver futures experienced losses as prices reversed lower due to strength in the U.S. dollar.

  MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
  STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
  FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)



                                                   MORGAN STANLEY                                       MORGAN STANLEY
                                                  SPECTRUM CURRENCY                                SPECTRUM GLOBAL BALANCED
                                     --------------------------------------------         ------------------------------------------
                                                            PERCENTAGE OF                                         PERCENTAGE OF
                                                          DECEMBER 1, 2006                                      DECEMBER 1, 2006
                                                              BEGINNING                                             BEGINNING
                                          AMOUNT           NET ASSET VALUE                     AMOUNT            NET ASSET VALUE
                                     --------------------------------------------         ------------------------------------------
                                          $                     %                               $                       %

INVESTMENT INCOME
    Interest income (Note 2)            560,751                 .34                           179,223                  .43
                                     ----------                ----                        ----------                  ---

EXPENSES
    Brokerage fees (Note 2)             626,181                 .38                           158,727                  .38
    Management fees (Note 3)            272,253                 .17                            43,133                  .11
                                     ----------                ----                        ----------                  ---
        Total Expenses                  898,434                 .55                           201,860                  .49
                                     ----------                ----                        ----------                  ---
NET INVESTMENT LOSS                    (337,683)               (.21)                          (22,637)                (.06)
                                     ----------                ----                        ----------                  ---

TRADING RESULTS
Trading profit (loss):
    Realized                          7,856,406                4.81                            72,555                  .18
    Net change in unrealized         (3,936,736)              (2.41)                         (405,337)                (.98)
                                     ----------                ----                        ----------                  ---
        Total Trading Results         3,919,670                2.40                          (332,782)                (.80)
                                     ----------                ----                        ----------                  ---
NET INCOME (LOSS)                     3,581,987                2.19                          (355,419)                (.86)
                                     ==========                ====                        ==========                  ===


  MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
  FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)



                                                      MORGAN STANLEY                                  MORGAN STANLEY
                                                     SPECTRUM CURRENCY                           SPECTRUM GLOBAL BALANCED
                                       ------------------------------------------      -----------------------------------------
                                                                             PER                                            PER
                                            UNITS          AMOUNT            UNIT           UNITS          AMOUNT           UNIT
                                       --------------   -----------        ------      -------------    ----------         -----
                                                               $               $                             $                 $
Net Asset Value,
    December 1, 2006                   14,668,640.296   163,351,480         11.14      2,631,503.756    41,407,052         15.74
Net Income (Loss)                              --         3,581,987           .24                 --      (355,419)         (.14)
Redemptions                              (408,027.024)   (4,643,347)        11.38        (58,928.053)     (919,278)        15.60
Subscriptions                              66,714.897       759,216         11.38         14,420.841       224,965         15.60
                                       --------------   -----------                    -------------    ----------
Net Asset Value,
    December 31, 2006                  14,327,328.169   163,049,336         11.38      2,586,996.544    40,357,320         15.60
                                       ==============   ===========                    =============    ==========

The accompanying notes are an integral part of these financial statements.

  MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
  STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
  FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)



                                           MORGAN STANLEY                  MORGAN STANLEY                     MORGAN STANLEY
                                           SPECTRUM SELECT               SPECTRUM STRATEGIC                 SPECTRUM TECHNICAL
                                ---------------------------------  -------------------------------  --------------------------------
                                                   PERCENTAGE OF                    PERCENTAGE OF                     PERCENTAGE OF
                                                 DECEMBER 1, 2006                 DECEMBER 1, 2006                  DECEMBER 1, 2006
                                                     BEGINNING                        BEGINNING                         BEGINNING
                                       AMOUNT     NET ASSET VALUE    AMOUNT       NET ASSET VALUE      AMOUNT       NET ASSET VALUE
                                ---------------  ----------------  ----------  -------------------  ------------- ------------------
                                         $                 %             $                 %              $                %

INVESTMENT INCOME
    Interest income (Note 2)         1,858,406            .34         670,338             .33          2,538,494          .34
                                --------------          -----       ---------            ----        -----------         ----

EXPENSES
    Brokerage fees (Note 2)          2,727,852            .50       1,024,464             .50          3,693,334          .50
    Management fees (Note 3)         1,196,491            .22         478,411             .23          1,607,196          .21
                                --------------          -----       ---------            ----        -----------         ----
        Total Expenses               3,924,343            .72       1,502,875             .73          5,300,530          .71
                                --------------          -----       ---------            ----        -----------         ----
NET INVESTMENT LOSS                 (2,065,937)          (.38)       (832,537)           (.40)        (2,762,036)        (.37)
                                --------------          -----       ---------            ----        -----------         ----

TRADING RESULTS
Trading profit (loss):
    Realized                        21,738,106           3.98       7,711,790            3.76         36,068,473         4.88
    Net change in unrealized       (18,456,797)         (3.38)     (1,784,679)           (.87)       (10,430,746)       (1.41)
                                --------------          -----       ---------            ----        -----------         ----
        Total Trading Results        3,281,309            .60       5,927,111            2.89         25,637,727         3.47
                                --------------          -----       ---------            ----        -----------         ----
NET INCOME                           1,215,372            .22       5,094,574            2.49         22,875,691         3.10
                                ==============          =====       =========            ====        ===========         ====


  MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
  STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
  FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)


                                             MORGAN STANLEY                             MORGAN STANLEY
                                            SPECTRUM SELECT                           SPECTRUM STRATEGIC
                             ----------------------------------------    ----------------------------------------
                                                                 PER                                        PER
                                  UNITS          AMOUNT          UNIT        UNITS          AMOUNT          UNIT
                             --------------   -----------       -----    --------------   -----------       -----
                                                   $              $                           $               $
Net Asset Value,
    December 1, 2006         18,815,142.065   545,570,379       29.00    12,247,383.813   204,892,778       16.73
Net Income                           --         1,215,372         .06            --         5,094,574         .42
Redemptions                    (274,913.143    (7,988,976)      29.06      (181,448.066    (3,111,834)      17.15
Subscriptions                   162,619.084     4,725,710       29.06       151,693.635     2,601,546       17.15
                             --------------   -----------                --------------   -----------
Net Asset Value,
    Decemberr 31, 2006       18,702,848.006   543,522,485       29.06    12,217,629.382   209,477,064       17.15
                             ==============   ===========                ==============   ===========

                                             MORGAN STANLEY
                                           SPECTRUM TECHNICAL
                             ----------------------------------------
                                                                PER
                                 UNITS          AMOUNT          UNIT

                                                  $              $
Net Asset Value,
    December 1, 2006        32,316,118.086   738,666,761       22.86
Net Income                          --        22,875,691         .71
Redemptions                   (490,937.125   (11,571,388)      23.57
Subscriptions                  290,619.155     6,849,894       23.57
                            --------------   -----------
Net Asset Value,
    Decemberr 31, 2006      32,115,800.116   756,820,958       23.57
                            ==============   ===========

The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic"), and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc.
("Morgan Stanley DW"). The clearing commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Spectrum Currency's clearing commodity broker is MS & Co. For Spectrum Strategic and Spectrum Technical, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

   Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

Operations. Monthly, Morgan Stanley DW pays each Partnership interest income equal to 80% of the month's average daily "Net Assets" (as defined in the Limited Partnership Agreements) in the case of Spectrum Currency, Spectrum Select, Spectrum Strategic, and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on Futures Interests.

   The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

   Brokerage  fees  for  Spectrum  Select,  Spectrum  Strategic,   and  Spectrum
Technical are accrued at a flat monthly rate of 1/12 of 6.00% (a 6.00% annual rate) of Net Assets as of the first day of each month.

  Such brokerage fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, in a minimum amount of 50 Units required for each redemption, unless a limited partner is redeeming his entire interest in a Partnership.
   Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic, and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
The Partnerships pay brokerage fees to Morgan Stanley DW as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL, and Spectrum Currency's cash is on deposit with Morgan Stanley DW and MS & Co., in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
 John W. Henry & Company, Inc.
 Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
 SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
 EMC Capital Management, Inc. ("EMC")
 Northfield Trading L.P. ("Northfield")
 Rabar Market Research, Inc. ("Rabar")
 Sunrise Capital Management, Inc. ("Sunrise")
 Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
 Blenheim Capital Management, L.L.C. ("Blenheim")
 Eclipse Capital Management, Inc. ("Eclipse")
 FX Concepts (Trading Advisor), Inc. ("FX Concepts")

Morgan Stanley Spectrum Technical L.P.
 Campbell & Company, Inc. ("Campbell")
 Chesapeake Capital Corporation ("Chesapeake")
 John W. Henry & Company, Inc. ("JWH")
 Winton Capital Management Limited ("Winton")

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

   The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to Northfield and Sunrise on the first day of each month (a 3% annual rate), and 5/24 of 1% per month of Net Assets allocated to EMC and Rabar on the first day of each month (a 2.5% annual rate), and 1/12 of 2% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets allocated to Blenheim and Eclipse on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to FX Concepts on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/12 of 3% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Global Balanced pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to its sole trading advisor's allocated Net Assets as of the end of each calendar month.

  Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Northfield and Sunrise as of the end of each calendar month, 17.5% of the trading profits experienced with respect to the Net Assets allocated to EMC and Rabar as of the end of each calendar month, and 20% of the trading profits experienced with

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONCLUDED)

respect to the Net Assets allocated to Graham as of the end of each calendar month.

 Spectrum Strategic pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to each of Blenheim and Eclipse as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to FX Concepts as of the end of each calendar month.

   Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to each of Campbell, JWH, and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

   Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted.

   For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.


MANAGED FUTURES INVESTMENTS ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, USE SIGNIFICANT LEVERAGE, ARE GENERALLY ILLIQUID, HAVE SUBSTANTIAL CHARGES, ARE SUBJECT TO CONFLICTS OF INTEREST, AND ARE SUITABLE ONLY FOR THE RISK CAPITAL PORTION OF AN INVESTOR'S PORTFOLIO. BEFORE INVESTING IN ANY MANAGED FUTURES INVESTMENT, QUALIFIED INVESTORS SHOULD READ THE PROSPECTUS OR OFFERING DOCUMENTS CAREFULLY FOR ADDITIONAL INFORMATION WITH RESPECT TO CHARGES, EXPENSES, AND RISKS. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                         Demeter Management Corporation
                         330 Madison Avenue, 8th Floor
                         New York, NY 10017





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